Filed pursuant to Rule 433
Dated July 23, 2024

Relating to
Preliminary Prospectus Supplement dated July 23, 2024 to
Prospectus dated April 12, 2024
Registration Statement No. 333-275587
40,000,000 Depositary Shares
Each Representing 1/1,000th of a Share of 6.625%
Non-Cumulative Preferred Stock, Series Q

The information in this communication supplements the Preliminary Prospectus Supplement dated July 23, 2024 and supersedes the information in such Preliminary Prospectus Supplement with respect to the underwriters’ option to purchase additional Depositary Shares. Notwithstanding anything to the contrary in the Preliminary Prospectus Supplement dated July 23, 2024, the underwriters will not have the option to purchase any Depositary Shares in addition to those set forth below.

Issuer:	Morgan Stanley
Designation of Depositary Shares:	Depositary shares, each representing 1/1,000th ownership interest in a share of 6.625% Non-Cumulative Preferred Stock, Series Q
Aggregate Number of Depositary Shares:	40,000,000
Trade Date:	July 23, 2024
Original Issue Date (Settlement):	July 30, 2024 (T + 5)
Issue Price (Price to Public) Per Depositary Share:	$25
Aggregate Issue Price (Price to Public):	$1,000,000,000
Underwriting Discounts and Commissions Per Depositary Share:	$0.7875; provided that the underwriting discounts and commissions will be $0.2500 per depositary share with respect to any depositary share sold to certain institutions
Aggregate Underwriting Discounts and Commissions:	$31,500,000; provided that the aggregate underwriting discounts and commissions will decrease to the extent that sales are made to certain institutions as described above
Proceeds to Issuer Per Depositary Share:
$24.2125; provided that the proceeds to the Issuer per depositary share will be $24.7500 in the case of any depositary share with respect to which the underwriting discounts and commissions were $0.2500

Aggregate Proceeds to Issuer:
$968,500,000; provided that the proceeds to the Issuer will increase to the extent that the underwriting discounts and commissions are reduced as described above with respect to sales to certain institutions

Liquidation Preference:	$25,000 per share of 6.625% Non-Cumulative Preferred Stock, Series Q (equivalent to $25 per depositary share)
Dividend Rate (Non-Cumulative):	A fixed rate per annum equal to 6.625%
Dividend Payment Dates:	The 15th day of January, April, July and October of each year, commencing on October 15, 2024
Optional Redemption:
At the Issuer’s option, (i) in whole or in part, from time to time, on any dividend payment date on or after October 15, 2029 or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined in the Preliminary Prospectus Supplement dated July 23, 2024), in each case at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends.
CUSIP:	61762V 838
ISIN:	US61762V8384
Expected Ratings*:	Baa3 / BBB- / BBB / BBB (high) (Moody’s / Standard & Poor’s / Fitch / DBRS)
Lead Manager:	Morgan Stanley & Co. LLC
Co-Managers:	Such other underwriters as shall be so-named in the final Prospectus Supplement to the above-referenced Prospectus relating to the depositary shares
Global Settlement:	Through The Depository Trust Company and its participants, including Euroclear and Clearstream, Luxembourg, as the case may be

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors).

Preliminary Prospectus Supplement Dated July 23, 2024
Prospectus Dated April 12, 2024